January 6, 2020

Walter V. Klemp
Chief Executive Officer
Moleculin Biotech, Inc.
5300 Memorial Drive, Suite 950
Houston, TX 77007

       Re: Moleculin Biotech, Inc.
           Registration Statement on Form S-3
           Filed December 23, 2019
           File No. 333-235686

Dear Mr. Klemp:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-3 filed December 23, 2019

Exhibit 3.1 Amended and Restated Certificate of Incorporation of Moleculin Biotech, Inc., page II-2

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to clearly describe this provision and to describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created
 Walter V. Klemp
Moleculin Biotech, Inc.
January 6, 2020
Page 2
      by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
      Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tim Buchmiller at (202) 551-3635 or Jeffrey Gabor, Senior Attorney, at
(202) 551-2544 if you have any questions.



                                                             Sincerely,
FirstName LastNameWalter V. Klemp
                                                             Division of
Corporation Finance
Comapany NameMoleculin Biotech, Inc.
                                                             Office of Life
Sciences
January 6, 2020 Page 2
cc:       Cavas S. Pavri, Esq.
FirstName LastName